MD Holdings Corp.
135 Carolstowne Road
Reistertown, Maryland  21136

July 23, 2008

Securities Exchange Commission
Christian Windsor
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

    Re:       MD Holdings Corp.
                      Amendment Number Four to Registration Statement on Form S-1
                      File No. 333-149013
                      Response to Comments Received July 16, 2008

Dear Mr. Windsor:

We are in receipt of your letter dated July 22, 2008 regarding the above referenced filing and the following are our responses:

1.	Please revise the filing throughout to indicate an accumulated deficit consistent with the information presented in your condensed consolidated balance sheets.

Answer:	The filing has been revised throughout to indicate an accumulated deficit consistent with the information presented in your condensed consolidated balance sheets.

Very truly yours,

MD Holdings Corp.

By:     /s/ Marshall Davis
           Marshall Davis